SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

The New Home Company Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
645370107
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS H. Lawrence Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 972,989 (1)
	6	SHARED VOTING POWER 7,959,495 (2)
	7	SOLE DISPOSITIVE POWER 972,989 (1)
	8	SHARED DISPOSITIVE POWER 19,508 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,497 (3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (5)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 699,706 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) held as of the date hereof by Mr. Webb, 227,273 stock options that vested on 1/30/17 that Mr. Webb has the right to exercise, and 46,010 restricted stock units which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in this Schedule 13G) and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Mr. Webb disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein. Mr. Webb may also be deemed to have shared voting power over 6,296 shares of common stock, par value $0.01 per share, of the Issuer held as of the filing date by Joan Marcus Webb, 5,525 stock options that Ms. Marcus Webb has the right to exercise, and 7,687 restricted stock units that will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing, because Mr. and Mrs. Webb are married. Mr. Webb disclaims beneficial ownership of the shares held by Ms. Marcus Webb except to the extent of any pecuniary interest therein.

(3)
Mr. Webb may be deemed to have shared voting and dispositive power over 6,296 shares of common stock, par value $0.01 per share, of the Issuer held as of the filing date by Joan Marcus Webb, 5,525 stock options that Ms. Marcus Webb has the right to exercise, and 7,687 restricted stock units that will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing, because Mr. and Mrs. Webb are married. Mr. Webb disclaims beneficial ownership of the shares held by Ms. Marcus Webb except to the extent of any pecuniary interest therein.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Members.

(5)
Based on: (i) 20,876,623 shares of Common Stock issued and outstanding as of October 25, 2017, as reported by Issuer in its most recent Form 10-Q filed October 27, 2017, plus (ii) 214 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q through the filing date, plus (iii) 227,273 stock options Mr. Webb has the right to exercise, plus (iv) 46,010 restricted stock units which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing, plus (iv) 5,525 stock options Ms. Marcus Webb has the right to exercise, plus (v) 7,687 restricted stock units which will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing for a total of 21,163,332 shares of Common Stock outstanding.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Wayne Stelmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 953,862 (1)
	6	SHARED VOTING POWER 7,959,495 (2)
	7	SOLE DISPOSITIVE POWER 953,862 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,862 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 721,672 shares of the Common Stock held as of the date hereof by the W and L Stelmar Trust Dated 5/26/06, of which Mr. Stelmar is a trustee (the “Stelmar Trust”), 36,044 shares of Common Stock held directly by Mr. Stelmar, 181,818 stock options that Mr. Stelmar has the right to exercise, and 14,328 restricted stock units which will vest and Mr. Stelmar will have the right to acquire within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Stelmar and the Stelmar Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 20,876,623 shares of Common Stock issued and outstanding as of October 25, 2017, as reported by Issuer in its most recent Form 10-Q filed October 25, 2017, plus (ii) 214 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q through the filing date, plus (iii) 181,818 stock options Mr. Stelmar has the right to exercise, plus (iv) 14,328 restricted stock units which will vest, and Mr. Stelmar will have the right to acquire, within 60 days of this filing for a total of 21,072,983 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Members.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Joseph D. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 732,871 (1)
	6	SHARED VOTING POWER 7,959,495 (2)
	7	SOLE DISPOSITIVE POWER 732,871 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,871 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 515,927 shares of the Common Stock held as of the date hereof by the Joseph and Terri Davis Family Trust Under Declaration of Trust Executed on August 23, 1999, of which Mr. Davis is a trustee (the “Davis Trust”), 35,126 shares of common sock held directly by Mr. Davis, and 181,818 stock options Mr. Davis has the right to exercise.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Davis and the Davis Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 20,876,623 shares of Common Stock issued and outstanding as of October 25, 2017, as reported by Issuer in its most recent Form 10-Q filed October 25, 2017, plus (ii) 214 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q through the filing date, plus (iii) 181,818 stock options Mr. Davis has the right to exercise, for a total of 21,058,655 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Members.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Thomas Redwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 685,674 (1)
	6	SHARED VOTING POWER 7,959,495 (2)
	7	SOLE DISPOSITIVE POWER 685,674 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,674 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 443,322 shares of the Common Stock held as of the date hereof by the Redwitz Family Trust Dated April 23, 1999, of which Mr. Redwitz is a trustee (the “Redwitz Trust”), 30,659 shares of Common Stock held directly by Mr. Redwitz, 181,818 stock options Mr. Redwitz has the right to exercise, and 29,875 restricted stock units which will vest, and Mr. Redwitz will have the right to acquire, within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Redwitz and the Redwitz Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 20,876,623 shares of Common Stock issued and outstanding as of October 25, 2017, as reported by Issuer in its most recent Form 10-Q filed October 25, 2017, plus (ii) 214 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q through the filing date, plus (iii) 181,818 stock options Mr. Redwitz has the right to exercise, plus (iv) 29,875 restricted stock units which will vest, and Mr. Redwitz will have the right to acquire, within 60 days of this filing for a total of 21,088,530 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Members.

CUSIP No.: 645370107

Item 1	(a).	Name of Issuer:
The New Home Company Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
85 Enterprise, Suite 450 Aliso Viejo, California 92656

Item 2	(a).	Name of Person(s) Filing:
H. Lawrence Webb; Wayne Stelmar; Joseph D. Davis; and Thomas Redwitz (collectively, the “Reporting Persons”)

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
Principal business office for the Reporting Persons:
85 Enterprise, Suite 450 Aliso Viejo, California 92656
Item 2	(c).	Citizenship:
		H. Lawrence Webb	United States of America
		Wayne Stelmar	United States of America
		Joseph D. Davis	United States of America
		Thomas Redwitz	United States of America

Item 2	(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:
645370107

Item 3.	Not Applicable.

Item 4.
Ownership:
Reference is made to Items 5-9 and 11 and the footnotes thereto on the cover pages to this Schedule 13G, which are incorporated by reference herein. The number of shares of Common Stock beneficially owned by the Separately Filing Group Members is based solely on the information contained in the filings made by the Separate Filing Members on or around the date hereof to report their beneficial ownership of shares of Common Stock within the meaning of Rule 13d-3.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit B attached to this Schedule 13G (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members will or have filed separate reports to report their beneficial ownership of shares of Common Stock.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual

EXHIBIT A
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The New Home Company Inc. may be filed in a single statement on behalf of each of such persons.

 Dated this 13th day of February, 2018

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual

EXHIBIT B
Separately Filing Group Members

IHP Capital Partners VI, LLC, a Delaware limited liability company
WATT/TNHC LLC, a California limited liability company
TCN/TNHC LP, a Delaware limited partnership